

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2025

James Leddy
Chief Financial Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: The Chefs' Warehouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2024**
> **File No. 001-35249**

Dear James Leddy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services